UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Commission File No: 000-23319

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-KSB FOR THE PERIOD ENDING December 31, 2005

PART I - REGISTRANT INFORMATION

Avani International Group, Inc.

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Full Name of Registrant

#328-17 Fawcett Road, Coquitlam, B.C. (Canada) V3K 6V2

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Address of Principal Executive Offices

PART II - Rule 12b-25(b) and (c)

If the subject report can not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(c), the following should be completed. (Check box if appropriate)

<(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

[x]

 <(b) The subject annual report will be filed on or before the 15th calendar day following the prescribed due date: and

<(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Due to events unforeseen by the Company, it is unable to complete its Form 10-KSB for the period ended December 31, 2005 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Dennis Robinson        (604) 525-2386

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(Name)       (Area Code and telephone number)

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the  Investment Company Act of 1940 during the preceding 12 months (or for  such shorter) period that the registrant was required to file such reports been filed?

                                          [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [x] Yes   [ ] No

The Company’s consolidated audited financial statements for the period ended December 31, 2004 included the results of Avani O2 Water Sdn. Bhd. (“Avani O2”), a Malaysian company. Avani O2 was a variable interest entity (VIE) as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R. Accordingly, the Company consolidated Avani O2 in the audited results for the 2004 period.  All material inter-company balances and inter-company transactions between the two companies were eliminated. By contrast, the audited financial statements as of December 31, 2005 include the accounts of the Company and its subsidiaries only and excludes Avani O2 results as Avani O2 is no longer a VIE of the Company. In addition, due to the deterioration of Avani O2’s business and the Company’s termination of its business relationship with Avani O2 in late 2004, the Company’s revenues and results of operations were negatively impacted during fiscal 2005.

Revenues for fiscal year ended December 31, 2005 are expected to be $307,194 representing a decrease of $2,180,480 from revenues of $2,487,674 for the comparable period in 2004(audited). Cost of revenues, including depreciation, for the 2005 period is expected to be $349,948 or 114% of total revenues for the period, contrasted with $1,667,125 or 67% of total revenues for the 2004 period (audited). Operating expenses are expected to be $587,729 for the 2005 period representing a decrease of $408,613 or 41% from $996,342 in expenses for the 2004 period (audited). Other income (loss) for the 2005 period, which includes a loss from discontinued operations (Avani O2) in the amount of $710,591,  is expected to be ($665,440) compared with ($128,124) for the 2004 period (audited). The Company is expected to have $1,361,995 in an extraordinary income for the 2005 period. The amount represents payments by Avani O2 under the Asset Sale Agreement which were later forfeited by Avani O2 under the terms of the agreement.  The net profit for the 2005 period is expected to be $66,072 compared with ($948,496) for the 2004 period (audited). Earnings per shares for the 2005 period is expected to be $0.01 per share compared with ($0.07) per share for the 2004 period (audited).

The amounts set forth above for the 2005 period have been compiled by management, and have not been audited by the Company’s auditor. Consequently, the actual audited results may differ from the compiled results  provided above.

AVANI INTERNATIONAL GROUP INC.

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(Name of Registrant as specified in charter)

/s/ Robert Wang                   March 27, 2006

Robert Wang

President and Principal Executive Officer

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